FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 7, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for November 7, 2006 and incorporated by reference herein is the Registrant’s immediate report dated November 7, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: November 7, 2006

BLUEPHOENIX SOLUTIONS REPORTS RECORD Q3 AND NINE MONTHS RESULTS

HIGHEST – EVER REVENUES, OPERATING INCOME & NET INCOME

Herzlia, Israel – November 7, 2006 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today reported record revenues and earnings for both the third quarter and nine months ended September 30, 2006.

For the first nine months of fiscal 2006, BluePhoenix reported record sales of $49.7 million, up 14% from $43.5 million in the same period a year ago. Operating income for the first nine months of 2006 rose 133% to $5.6million, from $2.4 million in the first nine months of 2005. As a percentage of revenues, operating income for the first nine nearly doubled to 11% from 6% in the comparable year prior period.

Adjusted net income for the first nine months of 2006, excluding non-cash financial expenses mainly related to convertible debentures, reached $4.2 million or $0.29 per share, from $1.4 million or $0.11 per share in the first nine months of 2005. Net income grew over threefold, reaching $3.3 million, or $0.24 per share, versus $980,000, or $0.07 per share, in the first three quarters of 2005.

BluePhoenix reported Q3 record sales of $17.1 million, up 14% from $15 million in the third quarter of 2005. Operating income for the third quarter – the sixth quarter of sequential top and bottom line growth – was a record $2 million, up 130% from $871,000 in the third quarter of 2005. As a percentage of revenues, third quarter operating income doubled to 12%, from 6 % in the third quarter of 2005.

Third quarter adjusted net income, excluding non-cash financial expenses mainly related to convertible debentures, rose to $1.5 million, or $0.10 per share, from $620,000, or $0.05 per share, in the third quarter of 2005. Net income grew 156% to $1.2 million, or $0.09 per share, from $485,000, or $0.03 per share, in the third quarter of 2005.

Arik Kilman, Chief Executive Officer of BluePhoenix Solutions, commented, “We are proud of the record operating results of our operations. As expected, our performance during 2006 is demonstrating the inherent strengths of our business strategy. The steady increase in revenues is mainly attributed to the broadening awareness and acceptance of the inevitability of IT system modernization. Our concept of modernizing the IT system with automated tools, in order to improve its ‘heartbeat’ is gaining momentum. A process that was perceived as an interesting technological solution is now recognized by leading industry analysts as a ‘must’ in order to facilitate the ongoing business growth of our customers.”

“As expected, our infrastructure that combines local presence at our customers’ sites, together with offshore competence centers, efficiently supports our customers’ needs and drives our improving results. We continue to invest in the development of our automated modernization tools. The expanded range of our solutions and the proven high satisfaction of our customers has been the engine that generates the spiral growth,” concluded Mr. Kilman.

BluePhoenix has scheduled a conference call on:

Tuesday, November 7th, 2006 at 10:00 A.M. EST (17:00 Israel Time).

Arik Kilman, Chief Executive Officer, and Iris Yahal, Chief Financial Officer will discuss the third quarter results and will be available to answer questions.

Interested parties are welcome to call the telephone numbers listed below, 5–10 minutes prior to the start of the conference call.

In the US call: (877)-209-0397

Outside the US call: +1-(612)-332-0630

Callers should reference “BluePhoenix Solutions Third Quarter 2006” to the AT&T conference call operator.

An automated replay of the conference call will be available from November 7th 2:30 P.M. until November 9th at 11:59 P.M. (EST).

To access the replay, please call (USA) (800)-475-6701 (International) +1-(320)-365-3844 and enter the BluePhoenix Solutions access code of 847062.

The replay will also be available at any time on the BluePhoenix Web site: www.bphx.com/investors.cfm.

About BluePhoenix Solutions

BluePhoenix (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services helps customers grow revenue, reduce costs, shorten time to market, and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic. BluePhoenix offerings help firms effectively plan and carry out strategic projects such as database, application, and platform migrations; SOA enablement; field transformations; system standardizations; application development; transformation of COBOL applications business rules to OO Java; and legacy application maintenance.

Its solutions serve companies from numerous, diverse industries, such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, RSI, SDC Udvikling, and TEMENOS. BluePhoenix has 10 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Australia, Romania, Cyprus, and Israel.

For more information, please visit our Web site at: www.bphx.com.

Company Contact: Iris Yahal +972-9-9526110

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners' property.
Company Contact: Iris Yahal +972-9-9526110
Investor Relations Contact: Paul Holm (212) 496-7238

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED STATEMETS OF OPERATIONS
(in thousands,except per share data)

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
	2006	2005	2006	2005	2005
	Unaudited		Unaudited

Revenues	$17,111	$15,005	$49,714	$43,504	$58,947

Cost of revenues	7,249	6,368	20,841	18,947	25,379

Gross profit	9,862	8,637	28,873	24,557	33,568

Software development costs, net	2,327	2,158	6,813	5,916	8,006

Selling, general and administrative expenses	5,279	5,309	15,831	15,361	20,553

	2,256	1,170	6,229	3,280	5,009

Depreciation	254	299	654	876	1,058

Operating income	2,002	871	5,575	2,404	3,951

Financial expenses, net	(832)	(290)	(2,447)	(1,521)	(1,978)

Other income, net		(10)	282	97	104

Income before taxes	1,170	571	3,410	980	2,077

Taxes on income		3	54	3	149

	1,170	568	3,356	977	1,928

Minority interest	72	(83)	(62)	3	(139)

Net income	$1,242	$485	$3,294	$980	$1,789

Adjusted Net income(*)	$1,502	$620	$4,156	$1,445	$2,345

Basic earnings per share	0.09	0.04	0.24	0.07	0.13

Diluted earnings per share	0.09	0.03	0.23	0.07	0.13

Adjusted Diluted earnings per share(*)	0.10	0.05	0.29	0.11	0.17

Common shares outstanding	13,913	13,579	13,822	13,568	13,557

Common shares assuming dilution	14,446	13,978	14,333	13,990	13,960

* excluding noncash financial expenses mainly related to convertible debentures

BLUEPHOENIX SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30, 2006	December 31 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,173	$10,791
Accounts receivable:
Trade	25,037	18,143
Other	2,955	2,495

Total current assets	43,165	31,429

LONG-TERM TRADE RECEIVABLES	948	---

INVESTMENTS	--	370

PROPERTY AND EQUIPMENT, NET
Cost	11,874	11,465
Less - accumulated depreciation	9,885	9,305

	1,989	2,160

OTHER ASSETS, NET	70,004	65,732

Total assets	$116,106	$99,691

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks and others	$8,174	$14,095
Accounts payable and accruals:
Trade	4,141	3,088
Deffered revenue	3,245	2,776
Other	6,846	6,924

Total current liabilities	22,406	26,883

LONG-TERM LIABILITIES:
Convetible debentures	18,646	4,342
Accrued severance pay, net	1,603	1,309
Provision for losses in formerly-consolidated subsidiary	1,971	1,971
Loans from banks and others	9,356	8,389

Total long-term liabilities	31,576	16,011

MINORITY INTEREST	5,094	5,031

Share capital
Capital surplus
Retained earnings

Cost of Company shares held by subsidiaries (1,766,100 shares)
SHAREHOLDERS' EQUITY	57,030	51,766

Total liabilities and shareholders' equity	$116,106	$99,691